Exhibit 99.1

Bit Origin Announces Balance Sheet Strengthening Following Strategic AI Infrastructure Acquisition

SINGAPORE, July 1, 2026 (GLOBE NEWSWIRE) — Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company focused on AI computing infrastructure, digital asset innovation and blockchain-based strategies, today highlighted the positive impact of its recently announced strategic AI infrastructure acquisition on the Company's balance sheet and financial position.

As previously announced, the Company completed the acquisition of sixteen (16) NVIDIA Blackwell B300 AI servers, together with related contractual rights, on June 28, 2026 for aggregate purchase right of US$1.0 million in cash and US$10.0 million in equity. The transaction and its financial impact are further described in the Company's interim financial statements filed on June 30, 2026.

Based on the Company's current assessment of the transaction and the accounting treatment expected to be applied, the Company believes that its stockholders' equity is at least US$2.5 million as of the date of its interim report filing, which the Company believes satisfies the stockholders' equity requirement under Nasdaq Listing Rule 5550(b)(1).

The Company believes the transaction represents an important milestone in both its strategic expansion into AI computing infrastructure and the strengthening of its financial position. The acquired assets are currently expected to be delivered during the third quarter of 2026 and, following deployment, are expected to support the Company's planned AI computing infrastructure operations.

"This transaction represents much more than the acquisition of AI infrastructure," said Mr. Jinghai Jiang, Chairman and Chief Executive Officer of Bit Origin. "We believe it materially strengthens our balance sheet while establishing a solid financial foundation for the next stage of our growth. At the same time, it advances our strategic expansion into AI computing infrastructure and positions Bit Origin to capitalize on the growing global demand for high-performance computing resources."

Mr. Jiang continued, "We remain committed to disciplined capital allocation and creating long-term value for our shareholders. We believe this transaction enhances our financial flexibility while providing a scalable platform from which we intend to continue expanding our AI infrastructure business."

About Bit Origin Ltd

Bit Origin Ltd (NASDAQ: BTOG) is an emerging growth company focused on AI computing infrastructure, digital asset innovation and blockchain-based strategies. The Company is expanding its business into AI infrastructure, GPU computing services, data center operations and other digital infrastructure opportunities.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the expected accounting treatment and financial impact of the acquisition, the Company's expected stockholders' equity, anticipated compliance with Nasdaq continued listing requirements, the expected delivery and deployment of the acquired assets, future AI infrastructure operations, and the Company's long-term strategic plans. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied herein, including, among others, the final accounting treatment of the transaction, the timing of delivery and deployment of the acquired assets, market conditions, regulatory developments and other risks described in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements except as required by applicable law.